# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crypto Co, CIK 0001688126
CUSIP: 229061027
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 23823 MALIBU ROAD, SUITE 50477, Malibu, California (CA), 90265
Date of event which requires filing of this statement: 06/24/2025
Amends the filing with accession number 0001493152-24-035293
Filed by CIK 0001709615
Persons authorized to receive notices and communications: Ronald Levy, 23823 Malibu Road, #50477, Malibu, California (CA), 90265, 424 228 9955

## Reporting persons
- Ronald Levy (CIK 0001709615): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 735,538,200; shared voting power 5,117,427; sole dispositive power 735,538,200; shared dispositive power 5,117,427; aggregate amount beneficially owned 735,538,200 (18.9317% of the class)
  Comment: (1) The 735,538,200 shares of Common Stock ("Common Stock") beneficially owned consist of (i) 5,117,427 shares of Common Stock owned in the aggregate by Redwood Fund LP and Imperial Strategies, LLC that may be deemed indirectly beneficially owned by Mr. Levy, (ii) 730,420,773 shares of Common Stock directly owned by Mr. Levy, and (iii) 1,250,000 vested options held by Mr. Levy. Each share of Common Stock entitles the Reporting Person to one vote.
  (2) The 10 shares of Series A Preferred Stock ("Preferred Stock") beneficially owned are directly owned by Mr. Levy. Each share of Preferred Stock entitles the Reporting Person to 950,000,000 votes.
  (3) See Item 5 of this Statement.
  (4) The aggregate percentage of Shares reported owned by the Reporting Persons is based upon the Issuer's calculation that it had 3,885,220,362 shares of Common Stock and 10 shares of Preferred Stock outstanding as of June 26, 2025.
  
  Explanatory Note
  
  This Amendment No. 5 to Schedule 13D (this "Schedule 13D/A") is being filed to amend the statement on Schedule 13D relating to the Common Stock, par value of $0.001, and Preferred Stock, par value of $0.001, of The Crypto Company, a Nevada corporation (the "Issuer"), as filed with the Securities and Exchange Commission (the "SEC") on June 20, 2017 (the "Original Schedule 13D"), as amended by the statement on Schedule 13D as filed with the SEC on October 11, 2017 (the "First Amendment"), the statement on Schedule 13D as filed with the SEC on November 24, 2023 (the "Second Amendment") and the statement on Schedule 13D as filed with the SEC on July 9, 2024 (the "Third Amendment") and the statement on Schedule 13D as filed with the SEC on September 6, 2024 (the "Fourth Amendment"). The Original Schedule 13D, as amended by the First Amendment, the Second Amendment, the Third Amendment and the Fourth Amendment, is hereby further amended and supplemented as detailed below and, except as amended and supplemented hereby, remains in full force and effect.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Crypto Co
Address of issuer's principal executive offices: 23823 MALIBU ROAD, SUITE 50477, Malibu, California (CA), 90265

## Item 2. Identity and Background
Name of person filing:
This statement is being filed by the following persons (a "Reporting Person" and, collectively, the "Reporting Persons"):

1.Ronald Levy.

2.Imperial Strategies, LLC ("Imperial") is a Delaware limited liability company that offers consulting and strategic business solutions. The business address of Imperial is 5348 Vegas Drive, Suite 1548, Las Vegas, Nevada 89108.

3. Redwood Fund LP ("Redwood") is a Delaware limited partnership that offers consulting and strategic business solutions. The business address of Redwood is 23679 Calabasas Road, #947, Calabasas, CA 91302.
Residence or business address: 23823 Malibu Road, #50477 Malibu, California 90265
Present principal occupation or employment: Chief Executive Officer, Chairman of the Board, Chief Operating Officer, Secretary and a member of the Board of Directors of the Issuer
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, if applicable, any of their officers or directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, if applicable, any of their officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is amended to add the following:

On June 24, 2025, the Issuer, upon the approval of the Issuer's Board of Directors, granted Ronald Levy, Issuer's Chief Executive Officer, Chairman, Chief Operating Officer, Secretary and a member of the Board of Directors, a stock award of 197,605,773 shares of Common Stock for his exceptional performance and dedicated service.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of Schedule 13D is amended to add the information set forth in Item 3 above, which is incorporated into this Item 4 by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover page to this statement and the information set forth or incorporated in Item 4 is incorporated herein by reference.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a) Redwood is the direct beneficial owner of 3,031,810 shares of Common Stock, representing 0.0780% of the outstanding Common Stock. Ladyface Capital, LLC is the General Partner of Redwood. Ronald Levy, Chief Executive Officer, Interim Chief Financial Officer, Chief Operating Officer and Secretary of the Issuer, is the Chief Operating Officer of Ladyface Capital, LLC. Accordingly, Mr. Levy may be deemed to have voting and investment power over the shares of Common Stock beneficially owned by Redwood.

Mr. Levy is the direct beneficial owner of 730,420,773 shares of Common Stock and vested options that he holds personally, representing 18.8000% of the outstanding Common Stock. Mr. Levy is also the direct beneficial owner of 10 shares of Preferred Stock, representing 100% of the outstanding Preferred Stock.

Imperial is the direct beneficial owner of 2,085,617 shares of Common Stock, representing 0.0537% of the outstanding Common Stock. Ron Levy, Chief Executive Officer, Interim Chief Financial Officer, Chief Operating Officer and Secretary of the Issuer, is the Chief Executive Officer of Imperial. Accordingly, Mr. Levy may be deemed to have voting and investment power over the shares beneficially owned by Imperial.

The percentage ownership is calculated based upon the Issuer's calculation that it had 3,885,220,362 shares of Common Stock and 10 shares of Preferred Stock outstanding as of June 26, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: (b) See Items 11 and 13 of the cover page to this statement for the aggregate number of shares and percentage of issued and outstanding Shares owned by the Reporting Person. The percentage ownership is calculated based upon the Issuer's calculation that it had 3,885,220,362 shares of Common Stock and 10 shares of Preferred Stock outstanding as of June 26, 2025.
Transactions in the class effected during the past sixty days:
Except as set forth below and elsewhere in this Schedule 13D/A, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

In the past sixty days, there have been no sales effected by the Reporting Persons to various accredited investors in private transactions exempt from registration under Section 4(a) of the Securities Act of 1933, as amended.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Except as set forth in this Schedule 13D/A, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any person with respect to any securities of the Issuer, including but not limited to: transfer or voting of any of the securities of the Issuer or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

The Reporting Persons are filing this Schedule 13D/A jointly, but not as members of a group, and each disclaims membership in a group. Each Reporting Person also disclaims beneficial ownership of the shares of the Issuer's stock except to the extent of that Reporting Person's pecuniary interest therein. In addition, the filing of this Schedule 13D/A on behalf of Imperial should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Shares covered by this Schedule 13D/A.

## Signatures
- Ronald Levy: /s/ Ronald Levy, Ronald Levy (06/26/2025)